Exhibit 4.28

Gerard Kleisterlee Chairman 27 February 2013

STRICTLY PRIVATE & CONFIDENTIDAL

Mr Omid Kordestani

Dear Omid

NON-EXECUTIVE DIRECTORSHIP OF VODAFONE GROUP PUBLIC LIMITED COMPANY

Further to our discussions, this letter is to confirm the terms of your appointment as a non-executive director of Vodafone Group Public Limited Company (the “Company”), without prejudice to your obligations to the Company under English Law.

1	Role

Your obligations and responsibilities as a non-executive director are to the Company and, like all directors, you should act at all times in the best interests of the Company, exercising your independent judgement on all matters. Non-executive directors have the same general legal responsibilities to the Company as any other director. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. Your appointment as non-executive director of the Company is subject to the Company’s Articles of Association (the “Articles”) and the latter will prevail in the event of any conflict between them and the terms of this letter. A copy of the current version of the Articles is available on the Company’s website at www.vodafone.com.

In my view, the role of the non-executive director has a number of key elements and I look forward to your contribution in these areas:

•	Strategy: you should constructively challenge and contribute to the development of strategy;

•	Performance: you should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

•	Risk: you should satisfy yourself that financial information is accurate and that financial controls and systems of risk management are robust and defensible; and

Vodafone Group Plc

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England

T +44 (0)1635 33251 F +44 (0)1635 580857 www.vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Our ref: 053k-SM T +44 1635 673915 F +44 1635 580761

•

People: non-executive directors are responsible for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing, senior management and in succession planning.

2	Appointment and Term

Subject to the terms of this letter, your appointment will commence on 1 March 2013(the “Effective Date”). The Articles require that directors submit themselves for re-election by shareholders periodically and as a Board we have resolved that all the Directors will submit themselves for re-election every year1. The Nominations and Governance Committee each year review and consider the submission of the Directors for re-election. In the event that when you submit yourself for re-election you are not elected, your appointment as director will automatically terminate. You will not be entitled to receive any compensation from the Company in respect of the termination of your directorship. In accordance with the recommendations of the UK Corporate Governance Code, after nine years’ service on the Board, a director may not be considered independent.

Overall, we anticipate a time commitment from you involving attendance at all Board meetings (the Company currently has eight each year), the Annual General Meeting (usually held in July each year) and at least one Company/site visit per year. You will be expected to devote appropriate preparation time ahead of each meeting. In addition, each of the principal Board Committees meets about four or five times a year (and in some cases more frequently) and you should anticipate being a member of at least one of these Committees beginning on the first anniversary of your appointment to the Board.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. If you are unable to attend a Board meeting in person, I hope, nevertheless, that you will be able to join those meetings either by videoconference or teleconference facilities. I would be grateful if, before accepting additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Company, you would seek my agreement.

3	Fees

As you will be a non-executive director of the Company, the Board as a whole will determine your remuneration in accordance with the requirements of good corporate governance, and the Financial Services Authority’s Listing Rules. The fee for your services is £115,000.00 per annum and it is paid in equal instalments monthly in arrears. You may elect to be paid either in cash or in the Company’s shares. Please let me know if you may prefer to receive shares. You will also be entitled to be repaid all travelling and other expenses properly incurred in performing your duties in accordance with the Articles of Association. Directors who have to undertake intercontinental travel to attend Board meetings are paid an additional allowance of £6,000 per meeting attended and as you are based in California you will be entitled to receive this payment. If you are invited to serve on one or more of the Committees of the Board (in which case this will be covered in a

[1]	The Company’s Annual General Meeting in 2013 will be held on Tuesday 23 July 2013 and if you accept this appointment it is the Company’s intention to submit you for election by the Company’s shareholders at that meeting.

separate communication setting out the Committee’s terms of reference and any specific responsibilities that may be involved) no additional fee will be payable, unless you are invited to Chair a Committee, in which case an additional fee will be payable in equal instalments monthly in arrears for so long as you hold that position. We currently pay the Chair of our Audit & Risk Committee an additional £25,000 per annum, and the Chair of our Remuneration Committee £25,000 per annum. Payment of all fees will cease immediately after your appointment as a non-executive director of the Company terminates for any reason.

4	Dealing in the Company’s shares

You shall (and you shall procure that your “connected persons”, including your spouse and any dependent children shall) comply with the provisions of the Criminal Justice Act 1993, the Financial Services and Markets Act 2000, the Financial Services Authority’s Model Code as set out in the Listing Rules and rules and regulations laid down by the Company from time to time in relation to dealing in the Company’s shares. Further guidance is provided in your director information pack.

5	Competitive Businesses

In view of the sensitive and confidential nature of the Company’s business you agree that for so long as you are a non-executive director of the Company you will not, without the consent of the Board, which shall not be withheld unreasonably, be engaged or interested in any capacity in any business or with any company which is, in the reasonable opinion of the Board, competitive with the business of any company in the Group. In the event that you become aware of any potential conflicts of interest, these should be disclosed to me and to the Company Secretary as soon as possible.

6	Confidentiality

You agree that you will not make use of, divulge or communicate to any person (except in the proper performance of your duties) any of the trade secrets or other confidential information of or relating to any company in the Group which you have received or obtained from or through the Company. This restriction shall continue to apply after the termination of your appointment without limit in point of time but shall cease to apply to information or knowledge which comes into the public domain otherwise than through your default or which shall have been received by you from a third party entitled to disclose the same to you.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of inside information. Consequently, you should avoid making any statements that might risk a breach of these requirements without prior clearance from me or from the Company Secretary. Please note that all media enquiries concerning the Company must be referred immediately to the Group External Affairs Director.

7	Illness or Incapacity

If you are prevented by illness or incapacity from carrying out your duties for a period exceeding three consecutive calendar months or at different times for a period exceeding in aggregate three calendar months in any one period of twelve calendar months or if you become prohibited by law or under the Articles of Association of the Company from being a non-executive director of the Company, then the Company may terminate your appointment immediately.

8	Effect of Termination

Upon termination of your appointment howsoever arising, you shall forthwith or upon request of the Company, resign from office as a non-executive director of the Company and all other offices held by you in any other companies in the Group and your membership of any organisation acquired by virtue of your tenure of any such office, and should you fail to do so, the Company is hereby irrevocably authorised to appoint some person in your name and on your behalf to sign any documents and do anything necessary or requisite to give effect thereto.

9	Return of Company Property

You agree that upon termination of your appointment as a non-executive director, you will immediately deliver to the Company all property belonging to the Company or any member of its Group, including all documents or other records made or compiled or acquired by you during your appointment concerning the business, finances or affairs of the Group.

10	Independent Professional Advice

In accordance with the UK Corporate Governance Code, the Board has agreed procedures for directors in the furtherance of their duties to take independent professional advice if necessary, at the Company’s expense. A copy of the relevant Board resolution is enclosed in your director information pack. Naturally, if you have any queries or difficulties at any time please feel free to discuss them with me. I am also available at all times to provide you with information and advice you may need.

11	Indemnification and Insurance

You will have the benefit of the following indemnity in relation to liability incurred in your capacity as a Director of the Company. This indemnity is as wide as English law currently permits:

(i)	The Company will provide funds to cover costs as incurred by you in defending legal proceedings brought against you in your capacity as, or as a result of your being or having been, a Director of the Company including criminal proceedings and proceedings brought by the Company itself or an Associated Company;

(ii)	The Company will indemnify you in respect of any proceedings brought by third parties, including both legal and financial costs of an adverse judgment brought against you in your capacity as, or as a result of your being or having been, a Director of the Company; and

(iii)	The Company will indemnify you for liability incurred in connection with any application made to a court for relief from liability, where the court grants such relief.

For the avoidance of doubt, the indemnity granted does not cover:

(i)	Unsuccessful defence of criminal proceedings, in which instance the Company would seek reimbursement for any funds advanced;

(ii)	Unsuccessful defence of an action brought by the Company itself or an Associated Company, in which instance the Company would seek reimbursement for any funds advanced;

(iii)	Fines imposed by regulatory bodies;

(iv)	Fines imposed in criminal proceedings; and

(v)	Liability incurred in connection with any application under Section 144(3) or (4) of the Companies Act 1985 (acquisition of shares by innocent nominee) or section 1157 of the Companies Act 2006 (general power to grant relief in case of honest and reasonable conduct), where the court refuses to grant you relief, and such refusal is final.

You will notify the Company as soon as reasonably practicable upon becoming aware of any claim or potential claim against you.

The Company maintains Directors and Officers insurance as additional cover for Directors which, if the insurance policy so permits, may provide funds in circumstances where the law prohibits the Company from indemnifying Directors. Further information can be provided by the Company Secretary on request.

12	Review Process

The performance of individual directors and the whole Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role, please discuss them with me as soon as is appropriate.

13	Contract for Services

It is agreed that you will not be an employee of the Company or any of its subsidiaries and that this letter shall not constitute a contract of employment.

In this letter:

“Board”	means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative or to whom (and to that extent) it has delegated powers for the purposes of this letter.

“Group”

means the Company and any other company which is its subsidiary or in which the Company or any subsidiary of the Company controls not less than 25% of the voting shares (where “subsidiary” has the meaning given to it by section 736 of the

Companies Act 1985).

This letter shall be governed by and construed in accordance with English Law. Both parties submit to the exclusive jurisdiction of the English Courts as regards any claim or matter arising in connection with the terms of this letter.

Please acknowledge receipt and acceptance of the terms of this letter by signing the enclosed copy and returning it to the Company Secretary. I am greatly looking forward to working with you.

Kind regards.

Yours sincerely

/s/ Gerard Kleisterlee

I hereby accept that the terms of this letter constitute the terms of my appointment as a non-executive director of the Company.

Signed:	/s/ Omid Kordestani	Date: 27 February 2013
Omid Kordestani